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invesco.com/ETFs
April 9, 2021
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Invesco Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977
Dear Sir or Madam:
On behalf of Invesco Exchange-Traded Fund Trust II (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 767 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to register three new series of the Trust, to be called the Invesco S&P 500 QVM Multi-factor ETF, Invesco S&P MidCap 400 QVM Multi-factor ETF and Invesco S&P SmallCap 600 QVM Multi-factor ETF.
Please send copies of all correspondence with respect to this Amendment to me at Will.McAllister@invesco.com or contact me at (630) 315-2341.
Very truly yours,
/s/ Will McAllister
Will McAllister, Counsel